Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement of CCO Holdings, LLC, CCO Holdings Capital Corp., CCOH Safari, LLC, and Charter Communications, Inc. on Form S-3 of our report dated October 24, 2014, relating to the combined financial statements of Comcast Cable Systems to be Contributed to Midwest Cable, Inc. as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 (which report expresses an unmodified opinion and includes an emphasis of matter paragraph that describes matters related to the basis of presentation of the combined financial statements), appearing in the Current Report on Form 8-K of Charter Communications, Inc. dated October 29, 2014. We also consent to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

October 29, 2014